

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

October 4, 2010

<u>Via U.S. Mail</u>

Mr. William N. Plamondon III, Chief Executive Officer
Ecologic Transportation, Inc.
1327 Ocean Avenue, Suite B
Santa Monica, California 90401

    Re: Ecologic Transportation, Inc.
             Form 10-K for the year ended December 31, 2009
             Filed April 14, 2010
             File No. 333-139045

Dear Mr. Plamondon:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Linda Cvrkel
                Branch Chief